Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-170492 May 18, 2011

Cause or Effect: ETF Trading Volume Impact on Volatility (and Vice Versa)

By Noel Archard

If you read Russ Koesterich’s blog post from Monday, May 12th, you already have an idea of what has been going on with the price of silver. The commodity was up over 150% over the prior 12 months before going through a downward correction and shedding 30% of value. Our iShares Silver Trust (SLV) became a focal point during the course of the week as volatility spiked, and the usual questions popped up about how people use ETFs, and whether or not ETF trading volume is caused by price volatility, or if it’s in fact a contributor to the volatility. One reporter, noting the net redemptions in SLV last week, asked me if we had any plans to put checks into place to slow down the create and redeem process during periods of market volatility. All of these are great questions, but also indicative of how much we as an industry need to educate the market on how ETFs work.

SLV was trading at roughly $48 per share just over a week ago, and at the time of this writing has moved down to the $33 range. Over the course of the week when spot silver was hitting new highs, there was trading of approximately $7 billion a day in shares of SLV. The trust itself over that time period averaged more than $16 billion in assets. So over that week, more than twice the assets represented by the trust traded hands amongst investors who wanted to express an opinion on the value of silver. The market makers who help facilitate trading in SLV did redeem some shares over that week, but the redeemed shares added up to less than $1 billion.

Throughout the time period in question, SLV served one of its primary purposes as an ETF, which is to provide access and liquidity to asset classes in a way that helps diffuse impact on the underlying asset class. $35 billion worth of shares traded, but only $1 billion actually left the trust. One reason this works so well is that the firms who bring shares in and out of the market (by delivering silver to or taking delivery of silver from the trust in exchange for shares) know that they have access to this facility every day. That is how they make efficient markets in ETFs – because they know they can make more (if they are short shares) or deliver shares to us (if long shares they don’t want to hold) in exchange for the underlying asset. Because we don’t introduce frictional costs into this in order to slow down volatility (as suggested by the reporter), we end up with a more efficient product – SLV’s spread was $0.01 wide during the volatile period.

Which brings me to the question of cause or effect: does ETF trading create the price, or does ETF trading reflect the price activity already in the market? This question is not unique to SLV; we’ve heard it about microcaps, emerging markets, gold, municipal bonds and many others. One basic tenet of ETF design is that you can’t create liquidity out of an illiquid asset class. Somebody has to buy the basket and help create the shares for the marketplace to buy and sell. Silver is a great example. Yes, we saw a lot of trading in SLV that week. But this was in the face of a 150% gain in the asset. During the year that silver was in its upward move, we saw SLV’s net new assets grow by $2 billion. While this might sound like a lot, it reflects less than 1% of the silver produced in 2010 alone. It would be difficult to say that the ETFs have a long-term impact on the price of commodities with such depth. Also, there have been days when silver spot was down significantly and we still saw creates in the trust, clearly refuting the idea that creation/redemption activity and price pressure are related.

Source: Bloomberg

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Investing involves risk, including possible loss of principal. The iShares Silver Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Silver Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the iShares Silver Trust are expected to reflect the price of the silver held by the Silver Trust, the market price of the shares will be as unpredictable as the price of silver has historically been. Additionally, shares of the Silver Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Silver Trust are created to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of shares of the Silver Trust, which trade at market price, may be more or less than the value of the silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will

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